Exhibit (a)(5)(v)

NEWS RELEASE

VIRTUS GLOBAL DIVIDEND & INCOME FUND INC.

ANNOUNCES FINAL RESULTS OF TENDER OFFER

HARTFORD, CT, June 29, 2017 – The Virtus Global Dividend & Income Fund Inc. (NYSE: ZTR) announced today that, in accordance with its tender offer for up to 5 percent of its issued and outstanding shares of common stock, which expired at 11:59 p.m., New York time, on June 23, 2017, the fund has accepted 1,283,635.68 shares, representing 5 percent of its outstanding shares, for payment on or about June 30, 2017.

A total of 1,563,521.82 shares were properly tendered and not withdrawn by June 23, 2017, the final date for withdrawals. Therefore, on a pro-rated basis, approximately 82.108 percent of the shares so tendered by each tendering stockholder have been accepted for payment. The purchase price of properly tendered shares is 98 percent of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange (NYSE) on June 23, 2017, which is equal to $12.6714 per share.

About the Fund

The Virtus Global Dividend & Income Fund Inc. is a diversified closed-end fund that seeks to generate total return, consisting of capital appreciation and income. Virtus Investment Advisers is the adviser to the fund and Kayne Anderson Rudnick and Newfleet Asset Management are subadvisers. The fund’s investment strategy has a current target allocation of 60 percent equities, incorporating Kayne Anderson Rudnick’s global dividend yield strategy, and 40 percent fixed income, using Newfleet’s multi-sector core plus strategy. The fund also pursues an options income strategy whereby it purchases and sells out-of-the money puts and calls, creating an options spread.

Virtus Investment Advisers Inc. | 100 Pearl Street | Hartford, CT 06103

Virtus Global Dividend & Income Fund - 2

For more information about the fund, contact Shareholder Services at (866) 270-7788, by email at closedendfunds@virtus.com, or through the closed end fund section on the web at www.virtus.com.

Fund Risks

An investment in a fund is subject to risk, including the risk of possible loss of principal. A fund’s shares may be worth less upon their sale than what an investor paid for them. Shares of closed-end funds may trade at a discount to their net asset value.

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For Further Information:	Media Relations:

Shareholder Services (866) 270-7788 closedendfunds@virtus.com	Joe Fazzino Virtus Investment Partners 860-263-4725

Virtus Investment Advisers Inc. | 100 Pearl Street | Hartford, CT 06103